UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            APEX SILVER MINES LIMITED
                            -------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    G04074103
                                    ---------
                                 (CUSIP Number)

                                December 31, 2003
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 16 Pages
                             Exhibit Index: Page 13

                                  SCHEDULE 13G
CUSIP No. G04074103                                           Page 2 of 16 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                            5             Sole Voting Power
Number of                                          2,358,221
 Shares
Beneficially                6             Shared Voting Power
 Owned By                                          0
  Each
Reporting                   7             Sole Dispositive Power
 Person                                            2,358,221
  With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,358,221

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    5.2%

12       Type of Reporting Person (See Instructions)

                                    OO; IV

                                  SCHEDULE 13G
CUSIP No. G04074103                                           Page 3 of 16 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          2,358,221
 Shares
Beneficially                6             Shared Voting Power
 Owned By                                          0
  Each
Reporting                   7             Sole Dispositive Power
 Person                                            2,358,221
  With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,358,221

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    5.2%

12       Type of Reporting Person (See Instructions)

                                    PN; IA

                                  SCHEDULE 13G
CUSIP No. G04074103                                           Page 4 of 16 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          2,358,221
 Shares
Beneficially                6             Shared Voting Power
 Owned By                                          0
  Each
Reporting                   7             Sole Dispositive Power
 Person                                            2,358,221
  With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,358,221

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    5.2%

12       Type of Reporting Person (See Instructions)

                                    OO

                                  SCHEDULE 13G
CUSIP No. G04074103                                           Page 5 of 16 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          2,358,221
 Shares
Beneficially                6             Shared Voting Power
 Owned By                                          0
  Each
Reporting                   7             Sole Dispositive Power
 Person                                            2,358,221
  With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,358,221

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    5.2%

12       Type of Reporting Person (See Instructions)

                                    OO; IA

                                  SCHEDULE 13G
CUSIP No. G04074103                                           Page 6 of 16 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          3,457,823
 Shares
Beneficially                6             Shared Voting Power
 Owned By                                          0
  Each
Reporting                   7             Sole Dispositive Power
 Person                                            3,457,823
  With
                            8             Shared Dispositive Power
                                                    0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,457,823

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    7.7%

12       Type of Reporting Person (See Instructions)

                                    IA

                                  SCHEDULE 13G
CUSIP No. G04074103                                           Page 7 of 16 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  GEOSOR CORPORATION

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                            5             Sole Voting Power
Number of                                          707,466
 Shares
Beneficially                6             Shared Voting Power
 Owned By                                          0
  Each
Reporting                   7             Sole Dispositive Power
 Person                                            707,466
  With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    707,466

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    1.6%

12       Type of Reporting Person (See Instructions)

                                    CO

                                                              Page 8 of 16 Pages

Item 1(a)         Name of Issuer:

                  Apex Silver Mines Limited (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  Walker House, Mary Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Quantum Industrial Partners LDC ("QIP");

                  ii) QIH Management Investor, L.P. ("QIHMI");

                  iii) QIH Management LLC ("QIH Management");

                  iv) Soros Fund Management LLC ("SFM LLC"); and

                  v) Mr. George Soros ("Mr. Soros"); and

                  vi) Geosor Corporation ("Geosor").

                  This Statement relates to Shares (as defined herein) held for the accounts of QIP, Geosor and EMOF LLC, a Delaware limited liability company ("EMOF").

                  QIHMI, an investment advisory firm, is vested with investment discretion over the Shares held for the account of QIP. The sole general partner of QIHMI is QIH Management. SFM LLC is the sole managing member of QIH Management. Mr. Soros is the Chairman of SFM LLC. Mr. Soros is the sole shareholder of Geosor.

                  The sole managing member of EMOF is EMOF Manager LLC, a Delaware limited liability company ("EMOF Manager"), of which Mr. Soros is the managing member. In such capacity, Mr. Soros may be deemed to have voting and dispositive power over the Shares held for the account of EMOF.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of QIHMI, QIH Management, SFM LLC, Geosor and Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, New York 10106. The address of the principal business office of QIP is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

                                                              Page 9 of 16 Pages

Item 2(c)         Citizenship:

                  i) QIP is a Cayman Islands exempted limited duration company;

                  ii) QIHMI is a Delaware limited partnership;

                  iii) QIH Management is a Delaware limited liability company;

                  iv) SFM LLC is a Delaware limited liability company;

                  v) Mr. Soros is a United States citizen; and

                  vi) Geosor is a New York corporation.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.01 par value per share (the "Shares").

Item 2(e)         CUSIP Number:

                  G04074103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 2003, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                  (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial o wner of the 2,358,221 Shares held for the account of QIP.

                  (ii) Mr. Soros may be deemed the beneficial owner of 3,457,823 Shares. This number includes (A) 2,358,221 Shares held for the account of QIP, (B) 707,466 Shares held for the account of Geosor and (C) 392,136 Shares held for the account of EMOF.

                  (iii) Geosor may be deemed the beneficial owner of 707,466 Shares held for its account.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which each of QIP, QIHMI, QIH Management and SFM LLC may be deemed to be the beneficial owner constitutes approximately 5.2% of the total number of Shares outstanding (based upon

                                                             Page 10 of 16 Pages

                           information provided by the Issuer in its most recent prospective supplement filed on February 13, 2004, the number of Shares outstanding as of February 11, 2004 was 45,030,010).

                  (ii) The number of Shares of which Mr. Soros may be deemed to be the beneficial owner constitutes approximately 7.7% of the total number of Shares outstanding.

                  (iii) The number of Shares of which Geosor may be deemed to be the beneficial owner constitutes approximately 1.6% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

QIP, QIHMI, QIH Management and SFM LLC
--------------------------------------

(i)      Sole power to vote or to direct the vote:                     2,358,221

(ii)     Shared power to vote or to direct the vote:                           0

(iii)    Sole power to dispose or to direct the disposition of:        2,358,221

(iv)     Shared power to dispose or to direct the disposition of:              0

Mr. Soros
---------

(i)      Sole power to vote or to direct the vote:                     3,457,823

(ii)     Shared power to vote or to direct the vote:                           0

(iii)    Sole power to dispose or to direct the disposition of:        3,457,823

(iv)     Shared power to dispose or to direct the disposition of:              0

Geosor
------

(i)      Sole power to vote or to direct the vote:                       707,466

(ii)     Shared power to vote or to direct the vote:                           0

(iii)    Sole power to dispose or to direct the disposition of:          707,466

(iv)     Shared power to dispose or to direct the disposition of:              0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

                                                             Page 11 of 16 Pages

Item 6.           Ownership  of  More  than  Five  Percent  on Behalf of Another
                  Person:

                  (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                  (ii) The members of EMOF have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the account of EMOF in accordance with their membership interests in EMOF.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  This Item 10 is not applicable.

                                                             Page 12 of 16 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 17, 2004               QUANTUM INDUSTRIAL PARTNERS LDC

                                       By:/s/ John F. Brown
                                          ---------------------------------
                                          John F. Brown
                                          Attorney-in-Fact

                                       QIH MANAGEMENT INVESTOR, L.P.

                                       By: QIH Management LLC,
                                           its General Partner

                                       By: Soros Fund Management LLC
                                           its Managing Member

                                       By:/s/ John F. Brown
                                          --------------------------
                                          John F. Brown
                                          Assistant General Counsel

                                       QIH MANAGEMENT LLC

                                       By: Soros Fund Management LLC
                                           its Managing Member

                                       By:/s/ John F. Brown
                                          --------------------------
                                          John F. Brown
                                          Assistant General Counsel

                                       SOROS FUND MANAGEMENT LLC

                                       By:/s/ John F. Brown
                                          --------------------------
                                          John F. Brown
                                          Assistant General Counsel

                                       SFM DOMESTIC INVESTMENTS LLC

                                       By: George Soros
                                           Its Managing Member

                                       By:/s/ John F. Brown
                                          --------------------------
                                          John F. Brown
                                          Attorney-in-Fact

                                       GEORGE SOROS

                                       By:/s/ John F. Brown
                                          --------------------------
                                          John F. Brown
                                          Attorney-in-Fact

                                       GEOSOR CORPORATION

                                       By: George Soros
                                           Its Sole Shareholder

                                       By: /s/ John F. Brown
                                           ------------------------------------
                                           John F. Brown
                                           Attorney-in-Fact

                                                             Page 13 of 16 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
H.   Joint Filing  Agreement  dated  February 17, 2004 by and among
     Quantum  Industrial  Partners  LDC, QIH  Management  Investor,
     L.P.,  QIH Management  LLC, Soros Fund  Management LLC, Mr.
     George Soros and Geosor Corporation............................          14

I.   Power of Attorney,  dated as of February 13, 2003,  granted by
     Quantum  Industrial  Partners LDC in favor of Armando T. Belly,
     John F. Brown, Jodye Anzalotta, Maryann Canfield, Abbas Zuaiter,
     Richard D. Holahan, Jr., and Robert Soros......................          15

J.   Power of Attorney,  dated as of October 30, 2002,  granted by
     Mr. George Soros in favor of Armando T. Belly, John F. Brown,
     Jodye Anzalotta, Maryann Canfield, Richard D. Holahan, and
     Robert Soros...................................................          16

                                                             Page 14 of 16 Pages

                                    EXHIBIT H

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Apex Silver Mines Limited dated as of February 17, 2004 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:  February 17, 2004               QUANTUM INDUSTRIAL PARTNERS LDC

                                       By:/s/ John F. Brown
                                          ---------------------------------
                                          John F. Brown
                                          Attorney-in-Fact

                                       QIH MANAGEMENT INVESTOR, L.P.

                                       By: QIH Management LLC,
                                           its General Partner

                                       By: George Soros
                                           its Sole Member

                                       By:/s/ John F. Brown
                                          --------------------------
                                          John F. Brown
                                          Attorney-in-Fact

                                       QIH MANAGEMENT LLC

                                       By: George Soros
                                           its Sole Member

                                       By:/s/ John F. Brown
                                          --------------------------
                                          John F. Brown
                                          Attorney-in-Fact

                                       SOROS FUND MANAGEMENT LLC

                                       By:/s/ John F. Brown
                                          --------------------------
                                          John F. Brown
                                          Assistant Counsel

                                       SFM DOMESTIC INVESTMENTS LLC

                                       By: George Soros
                                           Its Managing Member

                                       By:/s/ John F. Brown
                                          --------------------------
                                          John F. Brown
                                          Attorney-in-Fact

                                       GEORGE SOROS

                                       By:/s/ John F. Brown
                                          --------------------------
                                          John F. Brown
                                          Attorney-in-Fact

                                       GEOSOR CORPORATION

                                       By: George Soros
                                           Its Sole Shareholder

                                       By: /s/ John F. Brown
                                           ------------------------------------
                                           John F. Brown
                                           Attorney-in-Fact

                                                             Page 15 of 16 Pages

                                    EXHIBIT I

                         QUANTUM INDUSTRIAL PARTNERS LDC
                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENT, that the undersigned QUANTUM INDUSTRIAL PARTNERS LDC (the "Company"), an exempted limited duration company existing and operating under the laws of the Cayman Islands does, pursuant to a duly adopted resolution of its Managing Director, hereby designate, constitute and appoint:

       ARMANDO T. BELLY, JOHN F. BROWN, JODYE ANZALOTTA, MARYANN CANFIELD,
            ABBAS ZUAITER, RICHARD D. HOLAHAN, JR., AND ROBERT SOROS

acting, singly and not jointly, as its true and lawful agent and attorney in fact for the purpose of executing in its name, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or
Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and
(2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

Each attorney-in-fact is hereby authorized and empowered to perform all other acts and deeds, which he or she in his or her sole discretion deems necessary or appropriate to carry out to the fullest extent the terms and the intent of the foregoing. All prior acts of each attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

IN WITNESS WHEREOF, the Company has caused this document to be executed this 13th day of February, 2003.

                         QUANTUM INDUSTRIAL PARTNERS LDC


                         /s/ Curacao Corporation Company N.V.

                         ----------------------------------------
                         Curacao Corporation Company N.V.
                         Managing Director

                                                             Page 16 of 16 Pages

                                    EXHIBIT J

                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that I, GEORGE SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, JOHN F. BROWN, MARYANN CANFIELD, RICHARD D. HOLAHAN, JR. and ROBERT SOROS, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 15th day of January 2002 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 30th day of October, 2002.




                                        /s/ George Soros
                                        ----------------------------------------
                                        GEORGE SOROS